Exhibit 99.1

Published: 22:11 28.04.2003 GMT+2 /HUGIN /Source: ASM International NV /AEX: ASM /ISIN: NL0000334118

ASM International N.V. Announces Proposed $60 Million Convertible Subordinated Notes Offering

Bilthoven, the Netherlands, April 28, 2003 — ASM International (Nasdaq: ASMI; Euronext Amsterdam: ASM) announced today that it proposes to offer a new issue of $60 million of Convertible Subordinated Notes due 2010.

The notes will be convertible into ASM International common stock, at the option of the holder, at a price to be determined. ASM International has also granted the initial purchaser an option to purchase up to an additional $15 million principal amount of notes. ASM International intends to use the net proceeds of the sale of the notes to repay outstanding short-term indebtedness and for other general corporate purposes.

The notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws and may only be offered or sold in the Netherlands to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended, and pursuant to and in accordance with the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading, as amended.

Contact:

Robert L. de Bakker
+31 30 2298540
Bilthoven, the Netherlands
robert.de.bakker@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
New York City
maryjo.dieckhaus@asm.com

This press release was issued by ASM International N.V.

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ASM International N.V. Investor Relations